UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Table of Contents

Items:

1.	Other News

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

We wish to inform that the Reserve Bank of India (RBI) has, by an order dated October 17, 2023, imposed a monetary penalty of ₹ 12.19 crore on ICICI Bank Limited (the Bank) for contravention of Section 20(1) of the Banking Regulation Act, 1949 (the BR Act) read with directions issued by RBI on ‘Loans and Advances-Statutory and Other restrictions', Section 6(2) and Section 8 of the BR Act read with directions issued by the RBI on ‘Financial Services provided by the Banks’, and non-compliance with the RBI directions on ‘Frauds classification and reporting by commercial banks and select Fls’.

This penalty has been imposed in exercise of powers vested in RBI conferred under the provisions of Section 47 A (1) (c) read with Section 46 (4) (i) of the BR Act and emanates from statutory inspections for supervisory evaluation for fiscal 2020 and fiscal 2021. The Bank has taken necessary corrective action in this regard.

The press release issued by RBI is available at https://www.rbi.org.in/Scripts/BS_PressReleaseDisplay.aspx?prid=56577

Request you to please take the above on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: October 17, 2023	By:	/s/ Vivek Ranjan
			Name	Vivek Ranjan
			Title	Assistant General Manager